                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                             ENRON OIL & GAS COMPANY
                             -----------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   293562 10 4
                                 --------------
                                 (CUSIP Number)

                                  Rex R. Rogers
                  Vice President and Associate General Counsel
                                   Enron Corp.
                                1400 Smith Street
                                Houston, TX 77002
                                 (713) 853-3069
                        -------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 6, 1999
                                   -----------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or
Section 240.13d-1(g), check the following box:  [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP NO. 293562 10 4                                         Page 2 of 5 Pages

- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Enron Corp.
      I.R.S. No. 47-0255140
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
      N/A
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      BK, WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Oregon
--------------------------------------------------------------------------------
          NUMBER OF            7     SOLE VOTING POWER

           SHARES                    82,270,000
                               -------------------------------------------------
        BENEFICIALLY           8     SHARED VOTING POWER

          OWNED BY                   0
                               -------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  82,270,000
                               -------------------------------------------------
           PERSON              10    SHARED DISPOSITIVE POWER

            WITH                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      82,270,000 shares of common stock.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

      N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      53.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                               AMENDMENT NO. 2 TO
                           STATEMENT ON SCHEDULE 13D


         Reference is made to the Statement on Schedule 13D, as subsequently amended by Amendment No. 1 filed on April 5, 1999 (the "Statement") filed by Enron Corp. ("Enron") with respect to its beneficial ownership of common stock, par value $.01 per share ("Common Stock"), of Enron Oil & Gas Company (the "Issuer"). Item 4 of the Statement is amended to read in its entirety in the manner set forth below. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Statement.


Item 4.       Purpose of Transaction.

         Until the consummation of the IPO, Enron owned 99.4% of the Common Stock of the Issuer. Pursuant to the IPO, the Issuer sold 23,000,000 shares (after giving effect to the Issuer's June 1994 2-for-1 stock split effected as a stock dividend). Subsequent to the completion of the IPO, the Issuer has remained a majority-owned subsidiary of Enron, and its assets, liabilities and results of operations are included in the consolidated financial statements of Enron and its consolidated subsidiaries.

         The Board of Directors of the Issuer consists of eleven directors. Of these directors, five serve as executive officers of Enron:

    Name                             Position with Enron
    --------------------             -----------------------------------------
    Kenneth L. Lay                   Director, Chairman of the Board and
                                     Chief Executive Officer

    Jeffrey K. Skilling              Director, President and Chief
                                     Operating Officer

    Ken L. Harrison                  Director, Vice Chairman

    James V. Derrick                 Senior Vice President and General Counsel

    Richard A. Causey                Senior Vice President and Chief
                                     Accounting, Information and
                                     Administrative Officer

         In addition, John H. Duncan, who serves as a non-employee director of Enron and as Chairman of the Executive Committee of Enron's Board of Directors, also serves as a director of the Issuer.

         Enron currently holds its shares of Common Stock for the purpose of controlling the assets and operations of the Issuer with a view toward maximizing shareholder value for Enron's shareholders.


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         Enron reviews and analyzes on a continuing basis its investments in each of its subsidiaries and other operations, including the Issuer, in order to determine whether shareholder value for Enron's shareholders is better served by holding those investments, disposing of or monetizing those investments or recapitalizing or otherwise restructuring those investments. These reviews and analyses are based upon a variety of factors, including, without limitation, the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Enron, general stock market and economic conditions, tax considerations and other factors deemed relevant.

         As part of this periodic review, Enron is currently evaluating a number of alternatives, including without limitation, whether Enron should:

         (i)      continue to hold all of its shares of Common Stock;

         (ii) sell all or a portion of its shares of Common Stock in privately negotiated transactions with one or more purchasers, which transactions could also include the sale of other subsidiaries or assets owned by Enron;

         (iii) acquire all or a portion of the outstanding shares of Common Stock; or

         (iv) monetize all or a portion of Enron's investment pursuant to a leveraged recapitalization or similar transaction.

         If Enron elects to pursue one of the transactions described in clauses
(ii) through (iv) above, it is possible that one or more of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D could occur.

         For example, a number of consequences could result if Enron were to consummate a sales transaction described in clause (ii) above or an acquisition transaction or leveraged recapitalization described in clause (iii) or (iv) above. Each of these transactions could result in an exchange offer, tender offer, merger or similar transaction pursuant to which all of the outstanding shares of capital stock of the Issuer were exchanged or converted into cash, another security, property or a combination thereof, as a result of which the composition of the Issuer's Board of Directors would change and the outstanding capital stock of the Issuer would be delisted.

         In late 1998, Enron received a proposal (as modified from time to time, the "Proposal") from a third party (the "Third Party") with respect to a possible transaction involving Enron, the Issuer and the Third Party pursuant to which the Third Party would have acquired all of the outstanding capital stock of the Issuer and Enron would have acquired certain of the Issuer's international assets.

         Under the Proposal, as initially proposed, Enron would also have disposed of certain other assets not owned by the Issuer as part of the transaction. (During the course of discussions with the Special Committee described below, this element of the Proposal was subsequently removed from the Proposal by Enron and the Third Party.) Furthermore, under the Proposal, Enron would have received different consideration than the consideration to be received by the other stockholders of the Issuer.

         Following the receipt of the Proposal, a special committee of the Board of Directors of the Issuer (the "Special Committee") was formed in order to determine whether the Proposal was fair to, and in the best interests of, the stockholders of the Issuer other than Enron. The Special Committee is comprised of two directors of the Issuer, and neither of these directors is an employee of, or has any relationship with,

Enron or the Issuer (other than as a director of the Issuer). The Special Committee has retained a financial advisor as well as legal counsel.

         Enron has been informed that the Special Committee's financial advisors have invited certain other third parties to review confidential information about the Issuer and have solicited indications of interest from those third parties with respect to one or more possible alternative transactions to the Proposal. Neither the Special Committee nor its advisors have informed Enron with respect to the results of this process, or the extent to which it is ongoing, although Enron was informed by the Special Committee that certain third parties may be interested in purchasing all or a portion of the Issuer's international assets independently from the Issuer.

         Enron met with the Special Committee to discuss the Proposal. Furthermore, representatives of Enron, Enron's financial and legal advisors and the Third Party met with the Special Committee's legal and financial advisors in order to respond to questions with respect to the Proposal.

         After these discussions between Enron and its advisors and the Special Committee and its advisors, Enron was informed by the Special Committee that while it was willing to consider alternatives to the Third Party's proposal, it was not willing to recommend the Proposal. In light of the Special Committee's unwillingness to recommend the Proposal, Enron and its advisors have had subsequent discussions with the Special Committee and its advisors regarding alternatives to the Proposal.

         As a result of these discussions, and taking into account the increase in the market valuation for exploration and production companies that has occurred since the Proposal was first made by the Third Party in late 1998, on May 6, 1999 Enron withdrew its endorsement of the Proposal, and also withdrew each of the alternatives that had been presented to the Special Committee by Enron and/or the Third Party. Because the Special Committee was created for the purpose of considering the Proposal and any alternatives to the Proposal, Enron believes that the Special Committee has completed its mandate. In accordance with the Issuer's bylaws, two of the Issuer's directors (both of whom serve as executive officers of Enron) have requested that a special meeting of the Board of Directors be convened promptly to consider, among other things, the dissolution of the Special Committee.

         Although Enron is no longer pursuing the Proposal, Enron currently intends to continue to actively explore alternative transactions for maximizing value for Enron's shareholders. However, there can be no assurance that any such transaction will be pursued or, if pursued, will be consummated.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  May 6, 1999                  ENRON CORP.


                                      By:   /s/ J. CLIFFORD BAXTER
                                            -----------------------------
                                                J. Clifford Baxter
                                                Senior Vice President,
                                                Corporate Development